Exhibit 99.2

Notice to Owners of Ordinary Shares

CollPlant Biotechnologies Ltd.

Proxy/Voting Card

Owners of record by the close of business on July 30, 2026 (the “Record Date”) of ordinary shares of CollPlant Biotechnologies Ltd. (the “Company”) are hereby notified of an upcoming extraordinary general meeting of the Company to be held on August 18, 2026 at 10:00 a.m. Israel time in Israel (the “Meeting”).

Shareholders registered in the Company’s shareholders register may vote through the proxy card, which also serves as their voting card, by completing, dating, signing and sending the proxy to the Company’s offices so that it is received by the Company no later than August 18, 2026, at 06:00 a.m. Israel time. Shareholders registered in the Company’s shareholders’ register in Israel who vote their ordinary shares by proxy must also provide the Company with a copy of their identity card, passport or certificate of incorporation (as the case may be), and an ownership certificate confirming their ownership of the Company’s ordinary shares on the Record Date. Such certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

CollPlant Biotechnologies Ltd.

Dated: July 28, 2026

EXTRAORDINARY GENERAL MEETING OF

COLLPLANT BIOTECHNOLOGIES LTD.

TO:	CollPlant Biotechnologies Ltd.
Fax Number: +972-73-232-5602
Email: eran@collplant.com
Telephone Number: +972-73-232-5600
Extraordinary General Meeting to be held on August 18, 2026

FROM:
Company/Individual Name

SIGNATURE:
Authorized Signatory Name, Signature/Medallion

CONTACT INFO:
Telephone/Fax Number, E-mail Address

TOTAL NUMBER OF ORDINARY SHARES HELD AS OF July 30, 2026:

NUMBER OF ORDINARY SHARES BEING VOTED:

DATE: , 2026

CollPlant Biotechnologies Ltd.

Extraordinary General Meeting

August 18, 2026

The above-noted holder of ordinary shares of CollPlant Biotechnologies Ltd. (the “Company”) hereby requests and instructs Mr. Eran Rotem to endeavor insofar as practicable, to vote or cause to be voted the number of ordinary shares held as of close of business on July 30, 2026 at the Extraordinary General Meeting of the Company to be held in Israel on July August 18, 2026 at 10:00 a.m. Israel time in respect of the following resolution:

1. To approve a reverse split of the Company’s issued and outstanding ordinary shares, at a ratio of not less than 1-for-8 and not more than 1-for-12, to be effected at the discretion of, and at such date to be determined by, the Board, and to amend the Company’s Amended and Restated Memorandum and Articles of Association to reflect the same.

☐ FOR                       ☐ AGAINST                        ☐ ABSTAIN

2. To approve an amendment to the Company’s Amended and Restated Memorandum and Articles of Association to eliminate the par value of the Company’s share capital. ☐ FOR ☐ AGAINST ☐ ABSTAIN

End of Resolutions.

THIS FORM MUST BE RECEIVED COMPLETED BY
06:00 A.M. ISRAEL TIME ON AUGUST 18, 2026 TO BE VALID